EXHIBIT 2




                        PRESS RELEASE


          East  Boston,  Massachusetts,  November  8,  1996  --  Syratech

Corporation  (NYSE:   SYR)  announced  this  evening  that  its  Board of

Directors had ordered the redemption, effective at 5:30 P.M. Eastern Time on November 8, 1996 (the "Record Date"), of all Rights outstanding  under the  Corporation's  Rights  Agreement  dated  as  of October 26, 1992, as amended, and had terminated the Rights Agreement as at the Record Date.

          Payment of the redemption price of one cent  ($0.01)  per Right

(the  "Redemption  Price") will be made on or before December 1, 1996  to beneficial holders of  1,000  or  more shares of the Corporation's Common

Stock on the Record Date.  Beneficial  Holders of fewer than 1,000 shares of Common Stock on the Record Date can obtain  payment  of the Redemption

Price of their Rights by presenting proof of ownership of their shares on the Record Date at the offices of the Corporation, 175 McClellan Highway,

East  Boston,  Massachusetts  02128-9114  on  or after December 1,  1996.

Holders who have not received payment of the Redemption  Price  prior  to the  Effective  Time  of the proposed merger with THL Transaction I Corp.

that was announced on October 23, 1996 will, upon receipt of satisfactory proof of non-payment of  the  Redemption  Price of Rights held by them on the Record Date, have the Redemption Price  of  their Rights added to the payment of the cash price for their shares of Common Stock in the merger.

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          In  announcing  the  redemption  of the Rights,  Syratech  also announced that it had amended its Rights Agreement effective at 5:00 P.M.

Eastern  Time  on November 8, 1996 to effect changes  in  the  manner  of giving  notice of  redemption  pursuant  to  Section  23  of  the  Rights

Agreement.

          Contact:  E. Merle Randolph
                    Vice President and CFO
                    Syratech Corporation
                    (617) 561-2200